August 26, 2019

Chandler Robinson
Chief Executive Officer
Monopar Therapeutics Inc.
1000 Skokie Blvd., Suite 350
Wilmette, IL 60091

       Re: Monopar Therapeutics Inc.
           Registration Statement on Form S-3
           Filed August 15, 2019
           File No. 333-233303

Dear Dr. Robinson:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Sonia Bednarowski at 202-551-3666 with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of
Healthcare & Insurance